SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

News Release August 15, 2002

European Commission ceases investigation in newsprint competition case

HELSINKI, Finland—Stora Enso (NYSE:SEO) today announced that Stora Enso has been informed by the European Commission that it has terminated its investigation in the competition case related to newsprint producers’ operations. In 1999 the European Union Statement of Objection alleged that there had been a newsprint price cartel in the period 1989 to 1995. The case is now closed.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total €13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: August 27, 2002